Exhibit 11 (a)

IRWIN FINANCIAL CORPORATION AND SUBSIDIARIES

EXHIBIT 11(a) — COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31,	2003	2002	2001
Average number of shares outstanding	27,915	26,829	21,175

Net income before cumulative effect of change in accounting principle	$72,817	$52,833	$45,341

Basic earnings per share before cumulative effect of change in accounting principle	$2.61	$1.97	$2.14

Cumulative effect of change in accounting principle	—	$495	$175

Net income	$72,817	$53,328	$45,516

Basic earnings per share	$2.61	$1.99	$2.15

Diluted shares outstanding
Average number of shares outstanding	27,915	26,829	21,175
Assumed conversion of preferred shares (Note 1)	2,610	2,610	2,610
Assumed conversion of convertible trust preferred shares (Note 1)	—	72	96
Assumed exercise of stock options (Note 2)	325	164	292

Total shares	30,850	29,675	24,173

Net income	$72,817	$52,833	$45,341
Add back interest on convertible shares (Note 1)	2,715	2,801	2,801

Net income before cumulative effect of change in accounting principle	$75,532	$55,634	$48,142

Diluted earnings per share before cumulative effect of change in accounting principle	$2.45	$1.87	$1.99

Cumulative effect of change in accounting principle	—	495	175

Net income	$75,532	$56,129	$48,317

Diluted earnings per share	$2.45	$1.89	$2.00

(1)	The dilutive effect of convertible shares is based on the if converted method.

(2)	The dilutive effect of stock options is based on the Treasury Stock method.